UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 13, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
-
AngloGold Ashanti Limited- Market Update Report

u
Market update report
for the quarter ended 31 March 2016
Johannesburg, 9 May 2016 - AngloGold Ashanti is pleased to provide an operational update for the quart ended 31 March 2016.
Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
· Free cash flow was $70m for the quarter, a strong improvement to the free cash outflow of $40m in Q 1 2015
· Production was 861,000 oz at an average total cash cost of $702/oz
· All-in sustaining costs were $860/oz, a 7% improvement year-on-year
· Net debt lower at $2.127bn compared to $2.190bn in the previous quarter
· The outlook for the full year remains unchanged and within previous guidance range ended
Mar
2016
Q arter
ended
Dec
2015
ended
Mar
2015
Year
ended
Dec
2015
US dollar / Imperial
Operating review
Gold
Produced from continuing operations
- oz (000)
861
997
928
3,830
Produced from discontinued operations
- oz (000)
-
-
41
117
Produced continuing and discontinued operati ns
- oz (000)
861
997
969
3,947
Sold from continuing operations
- oz (000)
876
1,014
952
3,850
Sold from discontinued operations
- oz (000)
-
-
45
115
Sold continuing and discontinued operations
- oz (000)
876
1,014
997
3,965
Continuing operations
Price received
- $/oz
1,185
1,104
1,217
1,158
All-in sustaining costs
- $/oz
860
860
920
910
All-in costs
- $/oz
924
959
999
1,001
Total cash costs
- $/oz
702
663
734
712
Financial review
Continuing and discontinued operations
Adjusted gross profit
- $m
210
212
209
721
Free cash inflow / (outflow)
- $m
70
160
(40)
141
Net debt
- $m
2,127
2,190
3,150
2,190
Capital expenditure
- $m
128
223
195
857
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Forward-lookingstatements
Certain statements contained in this document, other than s atements of historical fact, including, without limitation, those concerning the econ omic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, co t savings and other operating results, pro ductivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or join venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or en vironmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking st atements or forecas s involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflecte d in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially ffrom those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and ope rating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rat s, the outcome of pending or future litiga ion proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F fiiled with the United States Securities and
Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to diff er materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future re ults. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All s ubsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The market update report has not been reviewed or reported on by the Company’s external auditors.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP pe formance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operatio ns or any other measures of performance prepared in accordance with IFRS. In addition, the presentati n of these measures may not be comparable to similarly titled measures other com panies may use. An loGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Invest rs” tab on the main page. This informatio is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.
Quarter 1
March 2016 Market update - www.AngloGoldAshanti.com
2016

FINANCIAL AND CORPORATE REVIEW
First quarter overview
AngloGold Ashanti delivered another consistent operating and financial performance for the first quarter of 2016, with a further reduction in debt levels, and solid levels of free cash generation despite weaker production in the period. The result was also achieved despite lower grades, which were offset by tonnage improvements in key areas.
Free cash flow for the first quarter of the year was $70m, a strong improvement to the free cash outflow of $40m in the first quarter of 2015. Cash inflow from operating activities was positive at $227m, 19% more than the $190m achieved in the first quarter of 2015, despite both lower production and a lower gold price received. The strong performance was due mainly to strong cost management and benefits from weaker local currencies against the US dollar, principally in South Africa and Brazil. This is lower when compared to the $383m cash inflow from operating activities recorded in the fourth quarter of 2015, mainly due to working capital movements and lower production.
Production was 861,000oz at an average total cash cost of $702/oz, compared to 969,000oz at $734/oz in the first quarter of 2015, which included 41,000oz from the Cripple Creek & Victor (CC&V) mine, which was sold last year, and 17,000oz from the Obuasi mine, which has now ceased production. While production from South Africa remained relatively flat year-on-year at 236,000oz, production from the International operations was lower due to the
a b o v e m e n t i o n e d C C& V s al e a n d cessation of stockpile production from t h e Obuasi mine, as well as lower-grade production from the Tropicana mine. At Kibali, challenges were encountered whilst ramping up both streams to run on sulphides as per the design specification, resulting in a drop in recoveries. This was compounded by a bearing failure on one of the ball mills. Costs improved relative to the first quarter of last year, benefitting from continued traction from cost saving initiatives and weaker local currencies, which helped offset increases at Tropicana and Kibali.
“We again generated significant free cash flow despite the lower gold price, which shows the continued success of our self-help measures to reduce debt by improving margins,” Srinivasan Venkatakrishnan, Chief Executive Officer of
AngloGold Ashanti, said. “Notwithstanding our strong cost performance, we’re redoubling our efforts to ensure we continue to capture as much margin as possible.”
All-in sustaining costs (AISC) were $860/oz, a 7% improvement year-on-year, which reflects, among other improvements, a 4% year-on-year reduction in total cash costs, 18% lower sustaining capital expenditure and a 38% reduction in corporate and marketing costs. All-in costs were 8% lower at $924/oz.
Total capital expenditure (including equity accounted entities and discontinued operations) during the first quarter was
$128m, compared with $195m (including $27m for CC&V) in the first quarter of 2015, and $223m in the fourth quarter of 2015. Of the total capital spent, project capital expenditure during the quarter amounted to $19m. Capital expenditure at continuing operations is expected to increase, particularly over the next two quarters, with slower-than-
anticipated spending in South Africa in the first quarter of the year, principally due the Easter public holidays resulting in fewer working days.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) were $378m, compared with
$402m in the first quarter of 2015, mainly due to lower earnings as a result of a 3% decline in the realised gold price from $1,217/oz to $1,185/oz and an 8% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $388m.
At the end of the first quarter of 2016, net debt was lower at $2.127bn compared to $2.190bn in the previous quarter and $3.150bn for the same quarter a year ago mainly due to the generation of free cash flow, the proceeds from the sale of CC&V completed in August 2015, and the subsequent partial tender offer for the 8.5% high yield bonds due in
2020. This reduction in debt has resulted in a net debt to Adjusted EBITDA ratio of 1.47 times, compared with 2.02 times at the end of March 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted
EBITDA of 3.5 times under our revolving credit agreements.
The outlook for the full year remains unchanged as follows:
· Production between 3.6Moz to 3.8Moz
· Total cash costs between $680/oz and $720/oz and
· All-in sustaining costs between $900/oz and $960/oz,
assuming average exchange rates against the US dollar of 15.00 (Rand), 4.00 (Brazil Real), 0.70 (Aus$) and
14.90 (Argentina Peso), with oil at $35/bl average for the year, based on market expectations. The impact of the
Savuka section of Tau Tona seismic event on 29 April 2016, is still being evaluated and assessed.
Capital expenditure is anticipated to be between $790m and $850m. Corporate and marketing costs are estimated to be between $75m and $90m, and expensed exploration and study costs ( including equity accounted investments)
are estimated to be $130m to $150m. Depreciation and amortisation is forecast at $820m and interest and finance costs are expected to be $190m (income statement) and $175m (cash flow statement).
March 2016 Market update - www.AngloGoldAshanti.com

Safety update
Regrettably, there was a fatality at TauTona mine during the quarter. Section 54 safety stoppages, whereby the entire operation is shutdown to remediate safety concern, continued to be a source of disruption in South Africa. AngloGold
Ashanti continues to engage with the regulator to find an outcome that will help make further improvements in safety in the most sustainable and practical way possible.
Subsequent to the quarter end, on 29 April 2016, regrettably there were two fatalities at the Savuka section of Tau Tona following a series of seismic events.
There were some notable safety successes, including both Mponeng and the Vaal River operations each reaching one-
million shifts without a fatality, whilst our Continental Africa recorded not a single lost-time injury in the three months through March. Both Continental Africa and the Americas recorded significant safety gains, with AIFR better by 72% and
36% respectively, compared with the end of last year.
The all-injury frequency rate was at 8.44 per million hours worked, compared with 7.66 in the same quarter last year.
Operating highlights
The South Africa region produced 236,000oz at a total cash cost of $786/oz for the quarter ended March 2016 compared to 239,000oz at a total cash cost of $911/oz for the quarter ended March 2015. Production for the quarter was adversely impacted by a slow start up post the Christmas holidays, the Easter long weekend which fell in March this year, and ongoing safety-related stoppages across all operations which continue to affect production. Mponeng showed a strong recovery, with production up by more than a third to 59,000oz, and all-in sustaining costs down 28% to $930/oz.
Seismic activity and a fatality at the TauTona mine also had a negative impact on production during the quarter, resulting in the need to modify secondary support standards of all development ends. The mine, however, has now resumed normal operations.
South Africa’s total cash cost was down 14% compared to the same quarter last year, benefitting from the weaker exchange rate despite lower volumes, higher wages and power prices and re-instatement of Moab Khotsong employees
(who are part of the Association of Mining Construction Union (AMCU)) following the Labour Court ruling at the end of last year.
The Continental Africa region produced 305,000oz at a total cash cost of $719/oz for the quarter ended March 2016 compared to 351,000oz at a total cash cost of $714/oz for the quarter ended March 2015. At Kibali, the plan to ramp up treatment of harder sulphide ore saw challenges resulting in lower recovered grades and production. Morila’s production was 14,000oz lower in line with the mine plan. The Obuasi mine produced 16,000oz less year-on-year given the conclusion of production from stockpiled material. Despite lower production, the region saw strong cost management due to ongoing initiatives targeted at maintaining or lowering direct operating costs and input costs, particularly fuel.
The Americas region produced 196,000oz at a total cash cost of $516/oz for the quarter ended March 2016 compared to
195,000oz at a total cash cost of $603/oz for the quarter ended March 2015. The region delivered a solid performance as a result of a marginal increased contribution from Brazil while Argentina production remained stable.
Brazil’s production increase was mainly driven by a 6% improvement in output from the Serra Grande mine compared to the same quarter last year, due to both higher tonnage and feed grade from mining high grade blocks at Mina III and
Pequisão. At Mineração, Córrego do Sítio delivered stable performance from both the oxide and sulphide operations, while Cuiabá mine was affected due to delayed access to certain high grade stopes at Serrotinho L7, given geo-technical and ground support issues. These are being addressed and we expect to catch up and recover lost production in coming quarters.
Americas’ total cash cost was down 14% compared to the same quarter last year driven by continued strong cost management and saving initiatives and the depreciation of the local currencies against the US dollar, despite unfavourable inventory movements and inflationary pressure. In Argentina, costs were also favourably impacted by export benefits (reimbursement from the Government for exports channeled through Patagonia ports) and higher by-product sold, partially offset by salary increases in February as agreed with the union, the union strike in January and higher heap leaching costs and higher amortisation from stripping assets.
In Australia, production was 124,000oz at a total cash cost of $814/oz for the quarter ended March 2016 compared to
143,000oz at a total cash cost of $679/oz for the quarter ended March 2015. Australia’s total cash cost increased by 20%
compared to the same quarter last year mainly due to lower production as well as movements in stockpiles inventory.
Tropicana’s lower production during the quarter was due to a 21% decrease in the head grade, consistent with the mine plan and the mine’s grade streaming strategy. Production was also impacted by mining schedule delays, which contributed to lower head grades from the Havana pit with some benches deferred to the second quarter. In addition, it is expected that approximately 300,000t of stockpiled ore will be used in coming quarters to supplement the mill feed while the waste stripping of the Tropicana Pit cutback is being carried out.
At Sunrise Dam, costs were favourably impacted by inventory movement and higher production, while at Tropicana stockpile inventory movements accounted for $120/oz, consistent with the mine plan.
March 2016 Market update - www.AngloGoldAshanti.com

Corporate update

AngloGold Ashanti rating action by Standard & Poor's Rating

AngloGold Ashanti confirms that Standard & Poor's Rating Agency has affirmed on 25 April 2016 AngloGold Ashanti's BB+ long-term corporate credit rating and revised the outlook to stable from negative.

S&P cited the reduction in debt and increasing local currency gold prices as reasons for the increase in earnings, cash flows, liquidity, and credit metrics for AngloGold Ashanti. The stable outlook reflects S&P's expectation that AngloGold Ashanti can maintain core credit metrics at the higher end of their intermediate category.

S&P further raised the short-term national scale rating to 'zaA-1' from 'zaA-2' and their long-term national scale rating on the subordinated medium-term note program to 'zaA-' from 'zaBBB+'.

Obuasi Update

Despite AngloGold Ashanti Ghana's repeated attempts to have Ghanaian authorities restore law and order at the idled Obuasi mine, the security situation on site continues to deteriorate. Faced with increasing lawlessness, trespassing, damage to property and threat to the personal safety of its employees, AngloGold Ashanti Ghana has been forced to turn to the remedy, provided for in its Mining Lease, to protect and enforce its contractual rights.

Accordingly, AngloGold Ashanti Ghana filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) on Friday, 8 April 2016. The case was registered on 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities in Ghana have been duly notified of the commencement of proceedings.

In the interests of safety, AngloGold Ashanti Ghana in February withdrew employees performing non-essential functions from the Obuasi mine, following the incursion of illegal miners inside the fenced areas of the site. Remaining employees have been performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees' homes and surrounding communities.

There has been no impact on AngloGold Ashanti's production and AISC as the site was not forecast to be in production for at least this year.

The incursion by illegal miners followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. The Ghana Army has a Memorandum of Understanding with the Chamber of Mines, on behalf of its members, to deploy military personnel at mining operations.

Since February, AngloGold Ashanti has engaged on numerous occasions with Cabinet ministers of Ghana including the Minister of Lands and Natural Resources, as well as other senior government officials. Despite these engagements, and the fact that His Excellency the President of Ghana directed the return of security agencies in March, law and order is yet to be restored.

The Company informed local authorities through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its Amended Programme of Mining Operations, the permit that covers current activities at Obuasi mine. If allowed to continue unchecked, this illegal mining and vandalism of property taking place on parts of the concession, gravely threaten the long-term viability of the mine and AngloGold Ashanti Ghana's ability to continue its feasibility study and maintain critical services.

AngloGold Ashanti Ghana hopes this next step of ICSID arbitration will provide for reinstatement of safety and security at Obuasi mine.

Publication of Draft Mining Charter

AngloGold Ashanti notes the publication by South Africa's Department of Mineral Resources (DMR), on Friday, 15 April 2016, of the draft Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry 2016. The document, also known as the Mining Charter, is open for comments and representations for 30 days after publication.

AngloGold Ashanti is currently analysing the provisions contained in the document. AngloGold Ashanti had no input into its contents, prior its publication. AngloGold Ashanti, along with its industry peers, through the Chamber of Mines of South Africa, will engage with the Minister of Mineral Resources (the Minister) and the DMR, to provide comments and representations as requested by the Minister.

March 2016 Market update - www.AngloGoldAshanti.com 3

Operations at a glance
for the quarters ended 31 March 2016, 31 December 2015 and 31 March 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
SOUTH AFRICA
236
252 239
769
848 739
9,173
8,478 8,146
-
- -
7.56
7.35 7.85
0.16
0.18 0.19
-
- -
Vaal River Operations
90
87 94
360
422 384
-
- -
-
- -
7.76
6.41 7.57
-
- -
-
- -
Kopanang
22
28 29
133
175 168
-
- -
-
- -
5.22
4.95 5.44
-
- -
-
- -
Moab
68
59 64
227
247 217
-
- -
-
- -
9.25
7.45 9.22
-
- -
-
- -
West Wits Operations
97
113 93
385
415 344
-
- -
-
- -
7.82
8.51 8.41
-
- -
-
- -
Mponeng
59
61 44
243
239 151
-
- -
-
- -
7.47
8.03 9.07
-
- -
-
- -
TauTona
38
52 49
142
176 193
-
- -
-
- -
8.43
9.17 7.89
-
- -
-
- -
Total Surface Operations
47
49 50
-
- -
9,173
8,478 8,146
-
- -
-
- -
0.16
0.18 0.19
-
- -
First Uranium SA
24
23 24
-
- -
6,747
6,152 5,953
-
- -
-
- -
0.11
0.12 0.12
-
- -
Surface Operations
23
26 27
-
- -
2,427
2,326 2,193
-
- -
-
- -
0.29
0.34 0.38
-
- -
Other
2
3 2
23
12 11
-
- -
-
- -
-
- -
-
- -
-
- -
INTERNATIONAL OPERATIONS
625
745 688
1,536
1,626 1,398
-
130 237
8,199
8,692 7,732
3.53
3.91 4.12
-
1.89 1.53
1.65
1.85 1.92
CONTINENTAL AFRICA
305
366 351
-
- -
-
130 237
6,471
6,978 5,974
-
- -
-
1.89 1.53
1.46
1.60 1.74
DRC
Kibali - Attr. 45%
59
69 73
-
- -
-
- -
738
776 716
-
- -
-
- -
2.48
2.78 3.16
Ghana
Iduapriem
46
56 40
-
- -
-
- -
1,217
1,255 1,024
-
- -
-
- -
1.16
1.39 1.21
Obuasi
1
8 17
-
- -
-
130 237
-
- -
-
- -
-
1.89 1.53
-
- -
Guinea
Siguiri - Attr. 85%
62
71 64
-
- -
-
- -
2,460
2,657 2,328
-
- -
-
- -
0.78
0.83 0.85
Mali
Morila - Attr. 40%
6
7 20
-
- -
-
- -
308
327 287
-
- -
-
- -
0.65
0.66 2.21
Sadiola - Attr. 41%
19
16 19
-
- -
-
- -
482
561 471
-
- -
-
- -
1.23
0.88 1.25
Tanzania
Geita
113
139 118
-
- -
-
- -
1,267
1,403 1,147
-
- -
-
- -
2.76
3.09 3.20
Non-controlling interests,
exploration and other
AUSTRALASIA
124
144 143
638
672 519
-
- -
1,525
1,468 1,526
1.71
1.70 2.56
-
- -
1.82
2.28 2.03
Australia
Sunrise Dam
54
50 57
638
672 519
-
- -
384
332 444
1.71
1.70 2.56
-
- -
1.53
1.29 0.96
Tropicana - Attr. 70%
70
94 86
-
- -
-
- -
1,141
1,136 1,082
-
- -
-
- -
1.92
2.57 2.47
Exploration and other
AMERICAS
196
235 195
897
954 879
-
- -
203
246 232
4.83
5.48 4.83
-
- -
6.45
6.41 5.82
Argentina
Cerro Vanguardia - Attr. 92.50%
65
72 65
80
64 64
-
- -
168
213 195
7.15
8.75 5.82
-
- -
7.33
6.99 6.57
Brazil
AngloGold Ashanti Mineração
98
117 99
526
594 530
-
- -
-
- -
5.37
5.60 5.61
-
- -
-
- -
Serra Grande
33
46 31
291
296 285
-
- -
35
32 38
3.20
4.51 3.16
-
- -
2.24
2.56 1.88
Non-controlling interests,
exploration and other
Continuing operations
861
997 928
2,304
2,474 2,137
9,173
8,608 8,382
8,199
8,692 7,732
4.88
5.09 5.41
0.16
0.20 0.23
1.65
1.85 1.92
Discontinued operations
Cripple Creek & Victor
-
- 41
-
- -
-
- -
-
- 48
-
- -
-
- -
-
- 0.16
Total
861
997 969
2,304
2,474 2,137
9,173
8,608 8,382
8,199
8,692 7,780
4.88
5.09 5.41
0.16
0.20 0.23
1.65
1.85 1.92
Surface Recoverd grade
g/tonne
Open-pit Recoverd grade
g/tonne
Production
oz (000)
Underground milled / treated
000 tonnes
Surface milled / treated
000 tonnes
Open-pit treated
000 tonnes
Underground Recoverd grade
g/tonne
March 2016 Market update - www.AngloGoldAshanti.com

Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
Mar 2016
Dec 2015 Mar 2015
SOUTH AFRICA
786
776 911
919
988 1,095
22
25 26
5
24 10
5
6 8
42
34 11
Vaal River Operations
786
777 868
925
1,041 1,062
9
11 11
1
7 3
-
- 1
15
9 8
Kopanang
1,205
908 1,055
1,387
1,142 1,266
3
3 4
-
2 1
-
- -
(7)
(1) (4)
Moab
647
714 782
772
993 969
6
8 7
1
5 2
-
- 1
21
10 11
West Wits Operations
813
759 977
984
958 1,202
13
14 15
2
7 3
5
6 7
15
16 (5)
Mponeng
726
722 1,000
930
959 1,307
9
10 10
2
4 2
5
6 7
13
9 (5)
TauTona
947
802 957
1,066
957 1,106
3
4 5
1
4 1
-
- -
2
7 1
Total Surface Operations
730
815 868
750
893 945
-
- -
1
5 3
-
- -
13
9 7
First Uranium SA
609
728 852
643
754 1,000
-
- -
1
2 2
-
- -
6
4 (1)
Surface Operations
857
893 882
862
1,017 895
-
- -
-
3 -
-
- -
7
5 8
Other
-
- -
-
- -
-
- -
1
3 1
-
- -
-
- -
INTERNATIONAL OPERATIONS
674
619 676
822
786 836
30
25 26
51
104 68
14
38 31
175
185 235
CONTINENTAL AFRICA
719
676 714
815
813 839
4
- -
27
58 33
14
38 31
75
77 117
DRC
Kibali - Attr. 45%
774
603 630
830
669 623
4
- -
1
1 -
9
34 28
4
5 25
Ghana
Iduapriem
992
897 1,046
981
972 1,182
-
- -
-
6 5
-
- -
6
2 -
Obuasi
443
1,607 628
715
684 966
-
- -
-
1 -
4
5 5
(3)
4 7
Guinea
Siguiri - Attr. 85%
746
788 887
819
957 991
-
- -
6
13 4
1
- -
23
16 15
Mali
Morila - Attr. 40%
926
1,082 535
1,056
1,114 614
-
- -
-
1 1
-
- -
-
(2) 8
Sadiola - Attr. 41%
772
921 876
805
1,104 912
-
- -
-
3 -
-
- (2)
5
1 5
Tanzania
Geita
548
465 579
722
715 775
-
- -
19
33 22
-
- -
38
48 55
Non-controlling interests,
exploration and other
-
- -
1
- 1
-
- -
4
2 3
AUSTRALASIA
814
685 679
994
864 842
4
4 1
13
14 19
-
- -
25
31 47
Australia
Sunrise Dam
840
969 970
985
1,103 1,095
4
4 1
3
3 4
-
- -
12
2 6
Tropicana - Attr. 70%
728
512 422
900
693 584
-
- -
11
11 15
-
- -
19
33 48
Exploration and other
-
- -
-
- -
-
- -
(5)
(4) (7)
AMERICAS
516
490 603
723
684 820
22
22 24
11
32 16
-
- -
75
77 71
Argentina
Cerro Vanguardia - Attr. 92.50%
509
589 651
650
778 916
5
6 6
-
10 9
-
- -
30
19 23
Brazil
AngloGold Ashanti Mineração
485
432 548
702
647 716
11
12 12
7
15 6
-
- -
36
47 42
Serra Grande
565
435 680
874
587 962
6
3 7
4
6 1
-
- -
9
13 4
Non-controlling interests,
exploration and other
-
- -
-
1 -
-
- -
-
(1) 2
Continuing operations
702
663 734
860
860 920
52
50 52
57
128 78
19
44 38
Discontinued operations
Cripple Creek & Victor
-
- -
-
- 3
-
- 24
OTHER
1
(3) 1
Total
52
50 52
57
128 81
19
44 62
218
216 247
Equity accounted investments included above
(8)
(4) (38)
AngloGold Ashanti
210
212 209
Rounding of figures may result in computational discrepancies.
Adjusted gross profit (loss)
$m
Total cash costs
$/oz
All-in sustaining costs
$/oz
ORD / Deferred stripping capex
$m
Other sustaining capex
$m
Non sustaining capex
$m
March 2016 Market update - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 31 March 2016
Statistics are shown in metric units
Advanced
metres
Sampled
Avg. ore body
(total)*
metres
thickness (cm)
Avg. g/t
Avg. cm.g/t
Avg. kg/t
Avg. cm.kg/t
SOUTHERN AFRICA
VAAL RIVER
Kopanang
Vaal reef
1,695 234 18.0 84.50 1,521 3.91 71
Moab Khotsong
Moab Khotsong Vaal reef
1,909 182 68.3 34.55 2,360 1.03 68
WEST WITS
Mponeng
Ventersdorp Contact reef
1,465 194 83.6 16.52 1,381 - -
TauTona
TauTona Carbon Leader reef
622 34 140.6 9.64 1,355 - -
AUSTRALASIA
Sunrise Dam
1,738 674 - 1.68 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
1,257 1,517 0.6 7.15 - - -
Córrego do Sitio Mina I 649 73 60.0 5.67 - - -
Córrego do Sitio Mina II 2,039 729 - 5.50 - - -
Lamego
6 6 - 7.15 - - -
Serra Grande
Mina III
764 609 100.0 2.54 - - -
Mina Nova 1,054 1,036 - 3.05 - - -
CVSA
Cerro Vanguardia
549 545 400.0 8.35 - - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Avg. ore body
(total)
feet
thickness (inches)
Avg. oz/t
Avg. ft.oz/t
Avg. lb/t
Avg. ft.lb/t
SOUTHERN AFRICA
VAAL RIVER
Kopanang
Vaal reef
5,560 768 7.09 2.46 1.46 7.82 4.62
Moab Khotsong
Moab Khotsong Vaal reef
6,262 597 26.89 1.01 2.26 2.06 4.62
WEST WITS
Mponeng
Ventersdorp Contact reef
4,805 636 32.91 0.48 1.32 - -
TauTona
TauTona Carbon Leader reef
2,042 112 55.35 0.28 1.30 - -
AUSTRALASIA
Sunrise Dam
5,702 2,211 - 0.05 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
4,123 4,976 0.24 0.21 - - -
Córrego do Sitio Mina I 2,129 240 23.62 0.17 - - -
Córrego do Sitio Mina II 6,690 2,392 - 0.16 - - -
Lamego 21 21 - 0.21 - - -
Serra Grande
Mina III
2,507 1,998 39.37 0.07 - - -
Mina Nova 3,458 3,398 - 0.09 - - -
CVSA
Cerro Vanguardia
1,801 1,788 157.48 0.24 - - -
* This includes total "on-reef" and "off-reef" development metres gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium
Sampled
March 2016 Market update - www.AngloGoldAshanti.com

Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London
Stock Exchange on 22 September 2014, this
information is provided for administration
purposes only.)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
United Kingdom
(As AngloGold Ashanti delisted from the
London Stock Exchange on 22 September
2014, this information is provided for
administration purposes only.)
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax:
+44 (0) 870 703 6119
March 2016 Market update - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 13, 2016
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance